

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Calvin Cooper
Chief Executive Officer
Rhove Real Estate 1, LLC
629 N. High Street, 6th Floor
Columbus, Ohio 43215

> **Re: Rhove Real Estate 1, LLC**
> **Offering Statement on Form 1-A**
> **Filed September 17, 2021**
> **File No. 024-11645**

Dear Mr. Cooper:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1.   We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the minimum aggregate amount of $38,600,000.00 of Gravity Series Shares have been accepted or (ii) a date thereafter determined by the Managing Member in its sole discretion. On page 133 you disclose that the Manager and Dalmore will review the subscription documentation and that you reserve the right to reject any subscription, for any or no reason at any time prior to a closing. Additionally, it appears that you may terminate an offering for a series at any time prior to the initial closing. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

2.   We note your disclosure that if the minimum purchase price of $36,000,000.00 is waived by the seller, then the Managing Member may waive the minimum number of Gravity Series Shares and the Company will proceed with an initial closing of the offering. Please tell us how you determined that this third party closing condition should not cause the offering to be viewed as a delayed offering because all the information that investors would need to make an investment decision would not be included in the offering circular at the time of its qualification. Provide us with your detailed legal analysis demonstrating how the condition to the closing of the offering above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A.

Description of Gravity Series, page 70

3.   We note that you have provided an audited balance sheet of Rhove Real Estate 1, LLC (the "Company") as of March 30, 2021. We further note your disclosure that as of such date the Company had not yet commenced planned principal operations and that subsequently in July 2021 authorized its initial individual Series, Gravity Series. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and Gravity Series for future periods. We refer you to Question 104.01 of the Securities Act Sections Compliance and Disclosure Interpretations.

4.   Please tell us what consideration you gave to providing historical financial statements of The Gravity Project LLC (the "joint venture") for the period it was owned by The Gravity Project Holdings, LLC, and to providing pro forma financial statements reflecting your expected acquisition of a 95% interest in the joint venture. We refer you to Part F/S of Form 1-A.

Plan of Distribution, page 128

5.   We note that the company may undertake one or more closings. We also note that an investor's subscription is irrevocable. Please explain to us in more detail how the subsequent closings will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the subsequent closings, such as how often they will occur, how long a subsequent closing will take, and whether the decision to effect a subsequent closing is in the company's sole discretion. Provide us with your detailed legal analysis demonstrating how the potential suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kendall Almerico, Esq.